SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SB

                             Amendment No. 1

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                     UNITED VENTURE CAPITAL FUND, INC.
     (Exact Name of Small Business Issuer as specified in its charter)


             COLORADO                               84-1454125
          (State or other               (IRS Employer File Number)
          jurisdiction of
          incorporation)

               6000 E. Evans, Suite 1-022
                         DENVER, COLORADO     80222
          (Address of principal executive offices) (zip code)



                             (303) 759-3053
           (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
         Documents incorporated by reference are found in Item 15.

ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     United Venture Capital Fund, Inc. (the "Company" or the "Registrant"), is a Colorado corporation. The principal business address is 6000 E. Evans, Suite 1-022, Denver, Colorado 80222.

     The Company was incorporated under the laws of the State of Colorado on June 17, 1997. Since inception, the primary activity of the Company has been directed towards organizational efforts. During this fiscal year, the Company plans to implement a program to identify potential acquisition candidates.

     As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any business opportunity. The Company is a shell corporation whose principal purpose is to locate and consummate a merger or acquisition with a private entity. The Company is filing this Form 10SB on a voluntary basis to become a public, reporting company under the Securities Act of 1934, as amended. (the "Exchange Act").

     The Company has not been subject to any bankruptcy, receivership or similar proceeding.

          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From inception to the date of this Registration Statement, the Company has had no activities. During this period, the Company has carried no inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has never had any products or services which it has provided to anyone. During this period, the Company has carried on no operations and generated no revenues. The Company's fiscal year end is March 31st.

     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

          (c)  OPERATIONS

     GENERAL

     The Company proposes to implement a business plan to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. The Company will seek opportunities for long-term growth potential as opposed to short-term earnings.

     As of the date hereof, the Company has no business opportunities under investigation. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company. Further, there is no present potential that the Company may acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest.

     The Company's Board of Directors intends to provide the Company's shareholders with complete disclosure documentation in the form of a proxy statement concerning any potential business opportunity and the structure of the proposed business combination prior to its consummation. While such disclosure may include audited financial statements of such a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within sixty days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

     As a result of its filing of this Form 10SB, the Company has become subject to the reporting obligations under the Exchange Act. These include an annual report under cover of Form 10KSB, with audited financial statements, unaudited quarterly reports, and the requirement proxy statements in regard to annual shareholder meetings. Any potential acquisition or merger candidates will be required to meet these same requirements, including the necessity of audited financial statements. Such requirements may have the effect of restricting the potential pool of candidates for merger or acquisition. The Company will voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

     The Registrant has no full-time employees. The Registrant's President and Secretary-Treasurer have agreed to allocate a portion of their time to the activities of the Registrant, without compensation. These officers anticipate that the business plan of the Company can be implemented by their collectively devoting approximately twenty hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment of such officers.

     Some of the Company's officers and directors are presently involved and plan to be involved with other "blank check" companies and, as a result, additional potential conflicts of interest may arise. If such a conflict does arise in the future and an officer or director of the Company is presented with business opportunities under circumstances where there may be doubt as to whether the opportunity should belong to the Company or another "blank check" company with which they are affiliated, they will disclose the opportunity to the Boards of Directors of all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company, and the principals of the proposed target company have no preference as to which company will merge with or acquire such target company, the company which first filed a Registration Statement with the U.S. Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

     The primary attraction of the Registrant as a merger partner or as an acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present shareholders of the Registrant.

        As part of the Company's investigation of any potential acquisition, the officers and directors of the Company will initially meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures to the extent of the Company's limited financial resources. Management of the Company will utilize the services of its present attorney and accountants in the investigation of prospective acquisitions.

     The Company has no present plans to hire a consultant to aid the Company in any acquisition or merger.

     However, if the Company deems it necessary because of the necessity for specific expertise regarding a particular acquisition, a consultant with such expertise regarding the particular acquisition may be hired. Such consultant would only be utilized for a particular circumstance and not on a general basis.

     The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, the assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See Part II, Item 5 below.

     GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, to acquire controlling interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location. The Company may participate in a business venture of virtually any kind or nature.

     The Company will solicit prospective acquisitions based upon informal contacts or relationships which management has a will develop in the future. There are no plans to advertise for acquisitions or to hire third party consultants to facilitate acquisitions. The Company has no way of knowing how many individuals will be contacted before a potential acquisition may be finalized. The Company has no plans to do any acquisition with any associates or affiliates of management, or with management itself.

     The Company may seek a business opportunity in the form of firms which have recently commenced operations, are developing companies in need of expansion into new products or markets, are seeking to develop a new product or service or are established, mature businesses. The Company may also offer a controlling interest to such business opportunity, if the situation warrants.

     In seeking business opportunities, the management decision of the Company will be based upon the objective of seeking long-term appreciation in the value of the Company. Current income will only be a minor factor in such decisions.

     It is not anticipated that the Company will be able to participate in more than one business opportunity. However, Management may, in its sole discretion, elect to enter into more than one acquisition if it believes these transactions can be effectuated on terms favorable to the Company. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another and should be considered a substantial risk to shareholders of the Company.

     The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors. The Company will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, the Company will consider the following, among other, factors:

     (a) potential for growth, as indicated by new technology, anticipated market expansion or new products;

     (b) competitive position compared to other firms of similar size and experience within the industry segment, as well as within the industry as a whole;

     (c) strength and diversity of management, either in place or scheduled for recruitment;

     (d) capital requirements and anticipated availability of required funds to be provided by the target company from operations, through the sale of additional securities, the formation of joint ventures or similar arrangements, or from other sources;

     (e) the cost of participation by the Company as compared to the perceived tangible and intangible values and potential;

     (f)  the extent to which the business opportunity can be advanced;

     (g) the accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

     (h) such other relevant factors as may arise from time to time, including investor and market maker, if any, interest.

     In applying the foregoing criteria, no one of which is now known to be controlling, Management will attempt to analyze all relevant factors and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Because of the Company's lack of capital, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take a substantial amount of time after the effective date of this Registration Statement.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity and containing such items as:
(i) a description of product, service and company history; (ii) management resumes; (iii) financial information (including projections and audited financial statements, if available); (iv) available projections with related assumptions upon which they are based; (v) an explanation of proprietary products and services; (vi) evidence of existing patents, trademarks or service marks or rights thereto; (vii) present and proposed forms of compensation to management; (viii) a description of transactions between the target and its affiliates during relevant periods; (ix) a description of present and required facilities; (x) an analysis of risks and competitive conditions; (xi) a financial plan of operation and estimated capital requirements; and (xii) other information deemed relevant under the circumstances, including investor and market makers, but only after the release of public information on the target.

     As part of the Company's investigation, officers and directors will meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures to the extent of the Company's limited financial resources.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, Management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company has no present plans to raise any necessary capital through private placements or public offerings prior to the location of an acquisition or merger candidate.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on finding an acquisition candidate as discussed above. No efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be an insignificant participant among the firms which engage in the acquisition of business opportunities. There are a number of established companies, such as venture capital and financial concerns, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     (g)  BACKLOG

     At March 31, 1998, the Company had no backlogs.

     (h)  Employees

     At as of the date hereof, the Company has no employees. The Company does not plan to hire employees in the future.

     (i)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is not subject to any material governmental regulation or approvals.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     At the present time, the Company is not subject to any costs for compliance with any environmental laws.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no revenues from its operations since inception. Since the Company has not generated revenues and has never been in a profitable position, it operates with minimal overhead. The Company's primary activity will be to seek an acquisition candidate. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates. The attempt to seek an acquisition candidate or candidates will be the primary focus of the Company's activities in the coming fiscal year.

Liquidity and Capital Resources

     As of the end of the reporting period, the Company had no cash or cash equivalents. There was no significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking an acquisition candidate. The Company will have minimal capital requirements prior to the consummation of any acquisition but can pursue an acquisition candidate. Until a suitable candidate is identified, Mr. Stephan R. Levy will personally provide the necessary funds for the operation of the Company, which are expected to be minimal. There is no specific arrangement for Mr. Levy to advance funds. Each situation will be handled as needed. Further, there are no plans to reimburse Mr. Levy for any advances. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of March 31, 1998, the Company's business office was located at 6000 E. Evans, Suite 1-022, Denver, Colorado 80222. The Company pays no rent for this office space, which is occupied by Mr. Stephan R.Levy, an Officer and Director of the Company. There are no plans to charge the Company for office space. The Company has no properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by (i) each person who, as of March 31, 1998, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group.

NAME AND ADDRESS         AMOUNT AND NATURE OF     PERCENT OF
OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP (1)(2)     CLASS

Judith Harayda(3)             8,000,000           69.9%
6000 E. Evans, Suite 2-020
Denver, Colorado 80222


Stephan R. Levy                 100,000            0.3%
6000 E. Evans, Suite 1-022
Denver, Colorado 80222

All Officers and Directors
as a Group                    8,100,000           94.7%
(two persons)

(1)  All ownership is beneficial and on record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

All of the shareholders of the Company have signed lock up agreements which will prevent all of the common shares from being sold or transferred, either in the open market or in a private transaction, until the Company has consummated a merger or acquisition and is no longer classified as a shell corporation under applicable federal or state law. The share certificates will be held by the Company's counsel until such merger or acquisition has been consummated. Any liquidation of the current shareholders after the release of the shares from the lock up may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

     NAME                AGE            POSITION HELD
     Judith F. Harayda    49            President and Director

     Stephan R. Levy      58            Secretary, Treasurer and Director

     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

       Ms. Harayda should be considered the "parent" or "promoter" of the Company because of the shareholdings and control positions held by her in the Company. Mr. Levy should also be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Levy has taken significant initiative in founding and organizing the business of the Company.

     JUDITH F. HARAYDA . Ms. Harayda has been the President and a Director of the Company since March, 1998. She has been the owner of Promos, Inc., a private Colorado corporation, from 1992 to the present. She is also Treasurer and a Director of New World Publishing, Inc., a public company. Ms. Harayda received a Bachelors Degree in Education from Edinboro University.

     STEPHAN R. LEVY. Mr. Levy has been Secretary-Treasurer and a Director of the Company since March, 1998. He has been retired since August, 1990. Prior to that time, he was an officer and director of Tofruzen, Inc., a public company which manufactured and marketed a non-dairy frozen dessert, novelty food products, and promotional items. He attended the University of Texas and graduated in 1961 from the University of Colorado with a Bachelor of Science in Business. He is a member of the International Monetary Market, which is a division of the Chicago Mercantile Exchange and was appointed by the Governor of Colorado as a member of the Colorado Municipal Bond Supervisory Board. Mr. Levy has also been involved in several blank check offerings. See Previous Blank Check Offerings.

     SPECIAL ADVISOR

     Dr. Paul H. Dragul has agreed to act as a special advisor to the Board of Directors pursuant to an oral understanding. Dr. Dragul has been associated with a number of business ventures. He is currently in private medical practice, specializing in Otolaryngology (Head and Neck). He was a clinical instructor in Otolaryngology at the University of Colorado Medical Center from 1967 to 1983. He is a member of numerous medical societies. Dr. Dragul holds as B.S. in Pharmacy and an M.D. from the University of Cincinnati. Dr. Dragul has not previously participated in any Blank Check Offerings.

     PREVIOUS BLANK CHECK OFFERINGS

     Ms. Harayda has not previously participated in any Blank Check Offerings. Mr. Levy has previously participated in Blank Check Offerings.

     OXFORD FINANCIAL, INC. Stephan R. Levy, an officer and director of the Company, previously was an officer and director of Oxford Financial, Inc. ("Oxford"), a Colorado corporation which completed a blank check public offering in July 1986. Pursuant to the offering, 30,000,000 units were sold at $.01 per unit for net proceeds of approximately $238,000. The units consisted of one share of common stock, one Class A. Warrant, one Class B. Warrant and one Class C. Warrant. The purpose of the offering was to raise capital to take advantage of business opportunities which may have potential for profit.

     On   February  26,  1987,  pursuant  to  an  Agreement  and   Plan   of
Reorganization, Oxford issued 240,000,000 shares of its Common Stock (approximately 80% of then outstanding shares) to the shareholders of Clancy Systems International, Inc., a Colorado corporation ("Clancy"), in exchange for all of the outstanding shares of Clancy (the "Exchange"). As a result of the Exchange, Clancy became a wholly-owned subsidiary of Oxford. On the effective date of the Exchange, all but one of the directors of Oxford, and all of the officers of Oxford, resigned, and new officers and directors selected by Clancy were appointed. Oxford changed its name to Clancy Systems International, Inc.

     In connection with the Exchange, Michael E. Connelly, Mark G. Lawrence and Stephan R. Levy, officers, directors and principal shareholders of Oxford, sold 24,000,000 shares of common stock owned by them to Stanley J. Wolfson and Robert M. Brodbeck (the "Clancy Principals") for $.00083 per share or an aggregate of $20,000 (the "Stock Purchase"). Mr. Levy originally owned 7,500,000 shares of Oxford common stock for which he paid $2,500 or $.00033 per share. Of the 7,500,000 shares owned by him, 6,000,000 were sold to the Clancy Principals for $.00083 per share, or an aggregate of $4,980. Mr. Levy received an aggregate of $2,500 in salaries from Oxford and received no other fees or benefits. Under the Stock Purchase, the Clancy Principals granted options to Messrs. Connelly, Lawrence and Levy to repurchase up to 12,000,000 of the shares of commons stock sold under the Stock Purchase at a price of $.01 per share for a period of two years. These options have since expired unexercised.

     Pursuant to the Exchange, Oxford entered into Registration Rights Agreements with Messrs. Lawrence, Connelly and Levy under which Oxford agreed to register the remaining 6,000,000 shares of Oxford's common stock owned by such persons, at Oxford's expense, in the event Oxford (or its successor) files a registration statement under the Securities Act of 1933, as amended, on behalf of any person other than Oxford during the next two years.

     Clancy was incorporated under the laws of the State of Colorado on June 28, 1984. Prior to its merger with Oxford, Clancy had developed a computerized parking ticket writing and enforcement system for lease to municipalities, universities and institutions. Clancy has fully implemented systems operating in Oklahoma City, Oklahoma and Vail, Colorado, a pilot system in Kansas City, Kansas, is in the process of developing a system for the University of California, Davis, and is negotiating with other municipalities and universities to provide its system. Clancy also has entered into an agreement with The Hertz Corporation under which Clancy provides hardware, software, training and support for an Instant Return System which allows Hertz representatives at major airports to calculate rental charges for returning customers and provides a printed itemization of such charges right at the car.


     AUGUSTA FINANCIAL, INC.

     Stephan R. Levy, an officer and director of the Company, previously was an officer and director of Augusta Financial, Inc. ("Augusta"), a Colorado corporation which completed a blank check public offering in December 1987. The offering became effective on August 14, 1987. Pursuant to the offering, 40,178,000 units were sold at $.01 per unit for net proceeds of approximately $329,600. The units consisted of one share of common stock and one Class A Warrant to purchase one share of common stock and one Class
B. Warrant. The purpose of the offering was to raise capital to take advantage of business opportunities which might have potential for profit. In connection with the organization of Augusta, Mr. Levy purchased 18,750,000 shares of Augusta common stock for $.00016 per share, or an aggregate of $3,000. On November 18, 1988, Augusta entered into a Plan and Agreement of Merger with Ultrox International, Inc., now known as On Site Toxic Control, Inc. ("On Site"), a privately-held California corporation. One Site was merged into a wholly-owned subsidiary of Augusta. As a result of the merger, the former shareholders of On Site acquired 119,000,000 " restricted shares" of Augusta common stock and have the potential to acquire an additional 110,000,000 shares of Augusta common stock based on a revenue earn-out schedule, representing at least 60% of the outstanding common stock of Augusta. On Site has been designing, manufacturing and installing treatment systems for the on-site elimination of toxic organic pollutants in water and air since 1984. Pursuant to the Plan and Agreement of Merger, all of the former officers and directors of Augusta resigned and new officers and directors were appointed by On Site, except for Stephan Levy who remains a director of the Company. Also pursuant to the Plan and Agreement of Merger, certain of the On Site shareholders purchased 51,000,000 shares of Augusta common stock from the former officers and directors of Augusta for $25,000. The shares sold by the former officers and directors of Augusta represent

12,750,000 shares from each officer and director of Augusta for an aggregate consideration of $6,250 per officer and director. In addition, each of the officers and directors of Augusta, including Mr. Levy, received salaries of $6,250 from Augusta.

     ABP EQUITIES, INC.

     Stephan R. Levy, an officer and director of the Company, previously was an officer and director of ABP Equities, Inc. ("ABP"), a Colorado corporation which completed a blank check public offering in June 1988. Mr. Levy's wife, Gail R. Levy, was a principal shareholder of ABP. Pursuant to the offering 50,000,000 Units were sold, each unit consisting of one share of common stock and one Class A. Warrant to purchase one share of common stock and one Class B Warrant, for aggregate net proceeds of approximately $413,000. The purpose of the offering was to raise capital to take advantage of business opportunities which might have potential for profit. Prior to ABP's public offering, Mr. Levy purchased 17,031,746 shares of ABP common stock (which includes shares purchased by his wife) for an aggregate of $3,200. On January 17, 1989 ABP entered into a Plan and Agreement of Merger with Armonite, Inc. ("Armonite"), a privately-held Delaware corporation whereby Armonite was merged into a wholly-owned subsidiary of ABP. As a result of the merger, the former shareholders of Armonite acquired 293,000,000 "restricted shares" of ABP common stock, of which 45,000,000 shares were placed in escrow to be released according to a pre-tax profits earn-out schedule, representing in the aggregate approximately 80% of the outstanding common stock of ABP. Armonite has the exclusive United States and Canada distribution rights for a process of treating benign prostate tumors without surgery through the use of directed microwave heat. Armonite has not yet applied for or received FDA or FCC approval for its process. Pursuant to the Plan and Agreement of Merger, all of the former officers and directors of ABP resigned and new officers and directors were appointed by Armonite. Immediately after the merger, the former ABP
officers,   directors   and  certain  principal  shareholders  sold  to  ABP
57,047,619 shares of ABP's common stock for $15,000 or approximately $.0002629 per share. Of the 57,047,619 shares sold, 14,071,746 were sold by Mr. Levy for a total consideration of $3,700. ABP also entered into a registration rights agreement with its officers and directors agreeing to register such persons' remaining shares of ABP common stock in any registration statement filed by ABP during the next five years.

     BRYCE FINANCIAL, INC.

     Stephan R. Levy, an officer and director of the Company, previously was an officer and director of Bryce Financial, Inc. ("Bryce"), a Colorado corporation which completed a blank check offering in November 1988. The offering became effective on September 30, 1988. Pursuant to the offering, 100,000 Units were sold at $10.00 per Unit for net proceeds of approximately $847,816. Each Unit consisted of 1,000 shares of Common Stock, 1,000 Class
A. Warrants each to purchase one additional share of Common Stock and 1,000 Class B Warrants each to purchase one additional share of Common Stock. The purpose of the offering was to raise capital to take advantage of business opportunities which might have potential for profit. In connection with the organization of Bryce, Mr. Levy purchased 11,666,666 shares of Bryce Common Stock for approximately $.0001 per share, or an aggregate cost of $1,250 each. On May 10, 1989, Bryce entered into a Plan and Agreement of Merger with OMNA Corporation, a Texas corporation, ("OMNA") and Philip A. Tuttle and Terry K. Dorsey (the "OMNA Principals") providing for a merger of a wholly-owned subsidiary of Bryce with and into OMNA. Also on May 10, 1989 Bryce entered into a Plan and Agreement of Merger with Medical Innovations, Inc., a Texas corporation, ("Medical") and Judy D. Lynch and Thomas J. Kaled (the "Medical Principals') providing for a merger of Medical with and into a wholly-owned subsidiary of Bryce. On May 30, 1989 the shareholders of Bryce ratified both of the mergers, together with a 1 for 75 reverse stock split, a name change to "Medical Innovations, Inc.", a change in the State of Incorporation from Colorado to Delaware, and other actions. As a result of the mergers, the former shareholders of OMNA were to receive 86,900,000 shares (pre-split) of Bryce Common Stock, assuming none exercise their dissenters rights and the former shareholders of Medical, received 200,589,800 shares (pre-split) of Bryce Common Stock, $400,000 in cash, and $500,000 in principal amount of Subordinated Promissory Notes and June 1, 1992 issued by Bryce. Additionally, Ms. Lynch and Mr. Kaled each received $150,000 in cash and 21,428,550 shares (pre-split) of Bryce Common Stock in consideration for executing covenants not to compete with Bryce.

     OMNA provides respiratory therapy services and temporary staff nursing and attendant service to hospitals and other medical care facilities, as well as home health care services to individual patients. Medical provides in-home professional nursing care directly to patients in the Houston, Texas area who require intravenous therapy, and related services and products.

     As a condition of the mergers, Bryce was required to repurchase from its founding shareholders, on a pro rata basis and pursuant to the Repurchase and Voting Agreements previously entered into between Bryce and its founding shareholders, an aggregate of 96,666,660 shares of Bryce Common Stock for an aggregate purchase price of approximately $20,715, or approximately $.0002 per share, an amount equal to twice the amount paid by the founding shareholders to acquire such shares in May 1988. Consequently, Mr. Levy received approximately $2,070 for 9,666,666 of their shares, leaving each with a balance of 2,000,000 shares of Bryce Common Stock which constitutes less than one percent of the outstanding shares after the completion of the mergers.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The Company's business office is located at 6000 E. Evans, Suite 1-022, Denver, Colorado 80222. The Company pays no rent for this office space, which is occupied by Mr. Stephan R.Levy. There are no plans to charge the Company for office space. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.   LEGAL PROCEEDINGS.

     No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a)  PRINCIPAL MARKET OR MARKETS

     The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

     (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

          As of the date hereof, a total of 10,381,000 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was forty.

     (c)  DIVIDENDS

          Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

     (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

     (e)  BLUE SKY COMPLIANCE

     The trading of blank check companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of blank check companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

     The impact of these Blue Sky laws is considered to be minimal since the Company does not intend to qualify the Company's outstanding securities for secondary trading in any state until such time as an acquisition or merger has been consummated.

     (f)  INVESTMENT COMPANY ACT OF 1940

     The Company does not intend to engage in any activities which would cause it to be classified as an "investment company" under the Investment Company Act of 1940, as amended. However, to the extent that the Company would inadvertently become an investment company because of its activities, the Company would be subjected to additional, costly and restrictive regulation.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following shareholders acquired their respective shares in the Company during the Company's initial capitalization in 1997 at par value:

     NAME                  NUMBER OF SHARES

     Judith Harayda        8,000,000
     Stephan R. Levy          100,000
     David Wagner             140,000
     Mel Kupetz               500,000
     Patricia L. Lorie        500,000
     Richard H. Steinberg     500,000
     Daniel C. Steinberg      500,000
     Veronica Brownell         35,000
     Diana Wagner              25,000
     David M. Summers           1,000

          The following shareholders acquired their respective shares in the Company in March, 1998 at a price of $0.50 per share:

     NAME                  NUMBER OF SHARES
     Letty Weisbart           5,000
     Laurie L. Quam           2,000
     John B. Quam             2,000
     Byung Soo Kim            2,000
     Theresa Jones            1,000
     Kalman Zeppelin          1,000
     Roger Jones              1,000
     Michael Bunschwig        1,000
     Sandra Steinberg         1,000
     Mark Lawrence            1,000
     Carol L. Lawrence        1,000
     Megan Lawrence           1,000
     Courtney S. Lawrence     1,000
     Lynn C. Gelfenbaum       1,000
     Ellen L. McCain          1,000
     Marshall W. McCain       1,000
     Michael A. Connelly      1,000
     Deborah Connelly         1,000
     Michael E. Connelly      1,000
     Darius Bozorgpour        1,000
     Virginia L. Young        1,000
     Linda Jew                  600
     GeeGee Brunschwig          400
     Wawa C. Jew                200
     Carolyn Kuhl               200
     Jeffrey S. Ginsburg        200
     Caryn Ginsburg             200
     Ari Brunschwig             200

     Dr. Paul Dragul acquired 50,000 shares in the Company in March, 1998 at a price of $0.15 per share for past services as an advisor.

     All of the issued and outstanding shares of the Company's common stock were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended.    Ms. Harayda and Mr.
Levy should be considered accredited investors. All of the remaining investors are considered to be sophisticated investors because of their previous investment experience and access to information on the Company necessary to make an informed investment decision.

     All of the shareholders of the Company have signed lock up agreements which will prevent all of the common shares from being sold or transferred, either in the open market or in a private transaction, until the Company has consummated a merger or acquisition and is no longer classified as a shell corporation under applicable federal or state law. The share certificates will be held by the Company's counsel until such merger or acquisition has been consummated. Any liquidation of the current shareholders after the release of the shares from the lock up may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

ITEM 11.  DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of non-voting Preferred Stock, par value $0.0001 per share. As of March 31, 1998, 10,381,000 shares of Common Stock were outstanding. As of the same date, no Preferred Stock was issued or outstanding.

     COMMON STOCK

     The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

     The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

     PREFERRED STOCK

     Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

     (a)  The person conducted himself or herself in good faith;

     (b)  The person reasonably believed:

          (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section  7-109-102 of
CRS:

     (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

     (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

     (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

     (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in
Section 7-109-102 of CRS; and

     (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

     Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

     Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS.

          For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.  FINANCIAL STATEMENT AND EXHIBITS.

          The following financial  information  is  filed  as  part  of this report:
               (1)  FINANCIAL STATEMENTS
               (2)  SCHEDULES
                    The financial statements schedules listed in the accompanying index to financial statements are filed as a part of this annual report.
               (3)  EXHIBITS
                    The exhibits listed on the accompanying index to financial statements are filed as part of this annual report.

                UNITED VENTURE CAPITAL FUND, INC.
                  (A Development Stage Company)










                          AUDIT REPORTS

             From June 17, 1997 (Inception) through
                         March 31, 1998

                     Janet Loss, C.P.A, P.C.
                   Certified Public Accountant
               3525 South Tamarac Drive, Suite 120
                     Denver, Colorado  80237

                UNITED VENTURE CAPITAL FUND, INC.
                  (A Development Stage Company)

                  INDEX TO FINANCIAL STATEMENTS


                        TABLE OF CONTENTS

ITEM                                     PAGE

Independent Auditor's Report   ..................1

Balance Sheet....................................2

Statement of Operations .........................3

Statement of Stockholders' Equity (Deficit)  ....4

Statement of Cash Flows .........................5

Notes to Financial Statements   .............. 6-7

                    Janet Loss, C.P.A., P.C.
                   Certified Public Accountant
               3525 South Tamarac Drive, Suite 120
                     Denver, Colorado  80237
                         (303) 220-0227




Board of Directors
United Venture Capital Fund, Inc.
(A Development Stage Company)
6000 East Evans
Building 1, Suite 22
Denver, Colorado  80222-5406

I have audited the accompanying balance sheet of United Venture Capital Fund, Inc. (A Development Stage Company) as of March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from June 17, 1997 (Inception) through March 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Venture Capital Fund, (A Development Stage Company) as of March 31, 1998, and the results of its operations and its cash flow for the period from June 17, 1997 (Inception) through March 31, 1998.

Janet Loss, C.P.A., P.C.

April 8, 1998

                UNITED VENTURE CAPITAL FUND, INC.
                  (A Development Stage Company)

                          BALANCE SHEET
                         MARCH 31, 1998



                             ASSETS
CURRENT ASSETS:
  Cash in checking                $22,500

OTHER ASSETS:

  Organization costs, net of
    amortization                      417

TOTAL ASSETS                      $22,917

              LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:              $     -

STOCKHOLDERS' EQUITY:

  Preferred stock, 10,000,000
    shares authorized, $.0001
    par value per share,
    none issued                        --

  Common stock, 100,000,000
    shares authorized, $.0001
    par value per share,
    10,381,000 shares issued
    and outstanding                 1,038

  Additional Paid-In-Capital       22,992

  (Deficit)                        (1,113)


    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY          $22,917

The accompanying notes are an integral part of these financial statements.

                      UNITED VENTURE CAPITAL FUND, INC.
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS

                     For the period from June 17, 1997
                       (Inception) thru March 31, 1998

REVENUES:                                  $     -

OPERATING EXPENSES:

  Amortization expense                          83
  Consulting services                        1,030

TOTAL OPERATING EXPENSES:                    1,113

    NET (LOSS)                              (1,113)

    NET (LOSS) PER SHARE                       N/A

Weighted average number of
  shares outstanding                    10,301,000

The accompanying notes are an integral part of these financial statements.

                               UNITED VENTURE CAPITAL FUND, INC.
                                 (A Development Stage Company)

                          STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)

                              For the period from June 17, 1997
                                (Inception) thru March 31, 1998



                                                      (Deficit)
                                                     Accumulated
            Common stock   Common    Additional      during the  Stockholders'
             Number of      stock     Paid-In-       Development    Equity
             SHARES        AMOUNT     CAPITAL        STAGE         (DEFICIT)
Balance,
June 17,
1997      10,301,000     $1,030     $  500        $      -      $ 1,530

Shares issued
for cost,
$.0001 per
share         80,000          8     22,492               -       22,500

Net (Loss)
for period from,
June 17, 1997
(Inception) thru
March 31, 1998                                     (1,113)       (1,113)

Balance, March
31, 1998  10,381,000     $1,038    $22,992        $(1,113)      $22,917


The accompanying notes are an integral part of these financial statements.

                      UNITED VENTURE CAPITAL FUND, INC.
                        (A Development Stage Company)

                           STATEMENT OF CASH FLOWS

                     For the period from June 17, 1997
                       (Inception) thru March 31, 1998

                                    For The Period Ended
                                   MARCH 31, 1998
CASH FLOWS FROM OPERATING
ACTIVITIES:

  Net (Loss)                               $(1,113)

ADJUSTMENTS TO RECONCILE
NET LOSS TO NET CASH
USED BY OPERATING ACTIVITIES:

    Amortization                                83
    Stock issued for services                1,030
    Stock issued for organization
      costs                                    500

  NET CASH PROVIDED BY
  FINANCING ACTIVITIES                      $  500

CASH USED ROM INVESTING
ACTIVITIES:

    Organization costs                        (500)

CASH FLOWS FROM FINANCING
ACTIVITIES:

    Proceeds from issuance
      of capital stock                      22,500

  NET INCREASE IN CASH                     $22,500

  CASH, BEGINNING OF PERIOD                      0

  CASH, END OF PERIOD                      $22,500

The accompanying notes are an integral part of these financial statements.

                      UNITED VENTURE CAPITAL FUND, INC.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United Venture Capital Fund, Inc. (A Development Stage Company), a Colorado Corporation, was incorporated June 17, 1997, for the purpose of seeking potential business acquisitions or mergers.

      ACCOUNTING METHOD

      The company records income and expenses on the accrual method.

      ORGANIZATION COSTS

      Costs incurred in organizing the company are being amortized over a sixty-month period.

      YEAR-END

      The company has elected a fiscal year-end of March 31st.

      LOSS PER SHARE

      Net loss is calculated by dividing the net loss by the weighted average number of common shares outstanding.

NOTE II -- RELATED PARTY TRANSACTIONS.

The Company maintains its office in space provided by an officer of the company pursuant to an oral agreement on a rent free basis with reimbursement for out-of-pocket expenses, such as telephone.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              United Venture Capital Fund, Inc.



Dated:  6/25/98               By:  /S/            JUDITH HARAYDA
                                        Judith Harayda
                                        President



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                              CHIEF FINANCIAL OFFICER




Dated: 6/25/98                By: /S/             STEPHAN R. LEVY
                                        Stephan R. Levy
                                        Treasurer and Director


Dated:  6/25/98               By:  /S/          JUDITH HARAYDA
                                        Judith Harayda
                                        Director

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                           FORM 10-SB

                            EXHIBITS
                               TO
                United Venture Capital Fund, Inc.

                        INDEX TO EXHIBITS


  Exhibit                                Page or
  NUMBER         DESCRIPTION            CROSS REFERENCE

    3A         Articles of Incorporation *

    3B         Bylaws *

   10A         Form of Subscrption Agreement with Lock Up
               Provisions *


* Previously filed

                    DAVID WAGNER & ASSOCIATES, P.C.
                   Attorneys and Counsellors at  Law
                          8400 East Prentice Avenue
                               Penthouse Suite
                         Englewood,  Colorado  80111
                          Telephone (303) 793-0304
                          Facsimile (303) 771-4562


                             June 25, 1998



Richard Wulff, Esq.
Chief
Office of Small Business Review
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:   United Venture Capital Fund, Inc.(The Company)
           Form 10-SB
           File No. 0-24029


Dear Mr. Wulff;


     This is in response to your comment letter of June 19, 1998 concerning the Company's Form 10-SB filing.

     The format herein corresponds to the paragraphs of your comment letter.

     GENERAL

     1. I have been informed that the Company has no plans to recommend that a particular consultant be hired.

     2. Additional language has been added to discuss criteria for the use of any consultant which the Company may hire.

     3. I have been informed that the Company has had no discussions with any particular consultant.

     LIQUIDITY AND CAPITAL RESOURCES

     4. Additional language has been added. However, there is no formal arrangement with Mr. Levy for additional funds.

     SPECIAL ADVISOR

     5. There is no written agreement with Dr. Dragul. Additional language has been added to reflect this fact.

     ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     6. A copy of the Company's Shareholder list is attached with the relevant information which you have requested. All investors were located in Colorado at the time of their investment. I have been informed that no shareholders have been added since the date of the first filing of the Form 10-SB.

     ITEM 10. RECENT SALE OF UNREGISTERED SECURITIES

     7. The additional disclosure has been added.

     YEAR 2000 DISCLOSURE

     8. The Company, to the best of its knowledge, information, and belief, has no disclosure to make with respect to Year 2000 issues.

     CONCLUSION

     9. The Staff's comments have been noted.


     If you have any additional questions, do not hesitate to contact the undersigned.

                             DAVID WAGNER & ASSOCIATES, P.C.



                             David J. Wagner


w/enclosure

                             UNITED VENTURE CAPITAL FUND, INC.
                                   SHAREHOLDERS' LIST

ISSUED  COST  PAID     INVESTORS       SHARES      CLASS CURRENT ADDRESS
6/17/97 0.00 SERVICES  JUDITH HARAYDA    8,000,000  R144 1572 S. Spruce St.,
                                                         Denver, CO  80231
6/17/97 0.00 SERVICES  STEPHAN R. LEVY     100,000  R144 3765 S. Niagray Way,
                                                         Denver, CO  80237
6/17/97 0.00 SERVICES  DAVID WAGNER        140,000  R144 8400 E. Prentice Ave.,
                                                         Penthouse,
                                                         Englewood, CO  80111
6/17/97 0.00 GIFTED    DIANA WAGNER         25,000  R144 8400 E. Prentice Ave.,
                                                         Penthouse,
                                                         Englewood, CO  80111
6/17/97 0.00 SERVICES  VERONICA BROWNELL    35,000  R144 8400 E. Prentice Ave.,
                                                         Penthouse,
                                                         Englewood, CO  80111
6/17/97 0.00 SERVICES  DAVID M. SUMMERS      1,000  R144 5670 Greenwood Plaza
                                                         Blvd., Englewood, CO
                                                         80111
6/17/97 0.00 SERVICES  MEL KUPETZ          500,000  R144 3335 S. Pontiac St.,
                                                         Denver, CO  80224
6/17/97 0.00 SERVICES  PATRICIA L. LORIE   500,000  R144 3335 S. Pontiac St.,
                                                         Denver, CO  80224
6/17/97 0.00 SERVICES RICHARD H. STEINBERG 500,000 R144  12146 E.Amherst Circle,
                                                         Aurora, CO  80014
6/17/97 0.00 SERVICES DANIEL C. STEINBERG  500,000 R144  12146 E.Amherst Circle,
                                                         Aurora, CO  80014
6/17/97 0.00           FOUNDERS STOCK   10,301,000 R144

                                     Advisor To The Board
3/31/98 0.15  $7,500  DR. PAUL DRAGUL       50,000 R144  950 E. Harvard Ave.,
                                                         #500, Denver, CO 80121
3/31/98 0.50    $500  MARK LAWRENCE          1,000 R144  6172 S. Lima Way,
                                                         Englewood, CO  80111
3/31/98 0.50    $500  CAROL L. LAWRENCE      1,000 R144  6172 S. Lima Way,
                                                         Englewood, CO  80111
3/31/98 0.50    $500  MEGAN LAWRENCE         1,000 R144  6172 S. Lima Way,
                                                         Englewood, CO  80111
3/31/98 0.50    $500  COURTNEY S. LAWRENCE   1,000 R144  6172 S. Lima Way,
                                                         Englewood, CO  80111
3/31/98 0.50    $500  LYNN C. GELFENBAUM     1,000 R144  3627 Boxelder Dr.,
                                                         Longmont, CO  80503
3/31/98 0.50    $500  ELLEN L. Mc CAIN       1,000 R144  7571 Lost Ranger Peak,
                                                         Littleton, CO  80127
3/31/98 0.50    $500  MARSHALL W. McCAIN     1,000 R144  7571 Lost Ranger Peak,
                                                         Littleton, CO  80127
3/31/98 0.50    $500  MICHAEL A. CONNELLY    1,000 R144  6266 S.Elmira Circle E.
                                                         Englewood, CO 80111
3/31/98 0.50    $500  DEBORAH CONNELLY       1,000 R144  6266 S.Elmira Circle E.
                                                         Englewood, CO 80111
3/31/98 0.50    $500  MICHAEL E. CONNELLY    1,000 R144  6266 S.Elmira Circle E.
                                                         Englewood, CO 80111
3/31/98 0.50    $500  DARIUS BOZORGPOUR      1,000 R144  2737 S. Langley Court,
                                                         Denver, CO  80210
3/31/98 0.50    $500  VIRGINIA L. YOUNG      1,000 R144  7938 S. Datura St.,
                                                         Littleton, CO  80120
3/31/98 0.50    $500  SANDRA S. STEINBERG    1,000 R144  12146 E. Amherst Circle
                                                         Aurora, CO  80014
3/31/98 0.50    $300  LINDA JEW                600 R144  16331 Stone Ledge Drive
                                                         Parker, CO  80134
3/31/98 0.50    $100  WAWA C. JEW              200 R144  16331 Stone Ledge
                                                         Drive, Parker, CO
                                                         80134
3/31/98 0.50    $100  CAROLYN KUHL             200 R144  3312 E. Cottonwood Ave.
                                                         Parker, CO  80134
3/31/98 0.50    $200  GEEGEE BRUNSCHWIG        400 R144  3934 S. Oneida St.,
                                                         Denver, CO  80237
3/31/98 0.50    $100  JEFFREY S. GINSBURG      200 R144  9155 S. Mountain
                                                         Brush Ct., Highlands
                                                         Ranch, CO  80126
3/31/98 0.50    $100  CARYN GINSBURG           200 R144  9155 S. Mountain
                                                         Brush Ct., Highlands
                                                         Ranchs, CO 80126
3/31/98 0.50    $100  ARI BRUNSCHWIG           200 R144  9123 E. Mississippi
                                                         Ave., #4301, Denver,
                                                         CO 80231
3/31/98 0.50    $500  MICHAEL BRUNSCHWIG     1,000 R144  3934 S. Oneida St.,
                                                         Denver, CO  80237
3/31/98 0.50    $500  ROGER JONES            1,000 R144  1519 S. Telluride St.,
                                                         Aurora, CO  80017
3/31/98 0.50    $500  KALMAN ZEPPELIN        1,000 R144  9152 E. Amherst Dr., #C
                                                         Denver, CO  80231
3/31/98 0.50    $500  THERESA JONES          1,000 R144  1519 S. Telluride St.,
                                                         Aurora, CO  80017
3/31/98 0.50  $1,000  BYUNG SOO KIM          2,000 R144  17784 W. Lunnonhaus Dr.
                                                         Apt. #5,
                                                         Golden, CO  80401
3/31/98 0.50  $2,500  LETTY WEISBART         5,000 R144  4121 S. Clermont,
                                                         Englewood, CO  80110
3/31/98 0.50  $1,000  LAURIE L. QUAM         2,000 R144  1977 S. Vivian St.,
                                                         Lakewood, CO  80228
3/31/98 0.50  $1,000  JOHN B. QUAM           2,000 R144  1977 S. Vivian St.,
                                                         Lakewood, CO  80228
3/31/98      $22,500  TOTAL SHARES ISSUED   80,000 R144